4imprint Group plc

03 JAN 13 AM 9:23

2 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

03003055

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
16.12.02	LSE Notification – Fidelity Investments

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Yours faithfully

pp. [signature]

dlw 1/14

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 388996

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest FIDELITY INVESTMENTS
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired —	6. Percentage of issued Class —	7. Number of shares/amount of stock disposed 264,700	8. Percentage of issued Class 0.92

9. Class of security ORDINARY 38 6/13 P	10. Date of transaction 16-12-02	11. Date company informed 02-01-03
12. Total holding following this notification 3,667,213	13. Total percentage holding of issued class following this notification 12.77%	

14. Any additional information —	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

P.P. [signature]

CRAIG SLATER
COMPANY SECRETARY

Date of notification 02 JANUARY 19 2003.

Fidelity Investments

December 16, 2002

4Imprint Group PLC
North Bar House
Beverly
E. Yorkshire, HU17 8DG
United Kingdom

FAX: 011-44-1482-867-864

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Investments®

Amendment #21

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: 4Imprint Group PLC

2. Notifiable Interest: Ordinary Shares

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By______________________
Michael Gillespie
Director of Domestic Compliance - FMR Co. Duly authorized under Powers of Attorney dated December 2, 2002 by Eric D. Roiter by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment # 21

Security: 4Imprint Group PLC

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	3,455,580	FISL	Clydesdale Bank (Head Office) Nominees Limited
	211,633	FIL	Clydesdale Bank (Head Office) Nominees Limited
Total Ordinary Shares	3,667,213		
Current ownership percentage:	12.77%		
Shares in issue:	28,712,760		
Change in holdings since last filing:	(264,700)	ordinary shares	